UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   APRIL 11, 2005                     /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6

2.       DATE OF MATERIAL CHANGE

         April 11, 2005

3.       PRESS RELEASE

         The press release was released on April 11, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos, President
         Phone: (604) 687-1828

9.       DATE OF REPORT

         April 11, 2005.



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                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                      APRIL 11, 2005

                 GEOPHYSICS COMPLETED ON AMERA'S NEVADA PROJECTS

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has completed a 50 km ground magnetic survey that has identified at least five epithermal gold silver targets on its Roy and Hills properties in the prolific Walker Lane of West Central Nevada.

The Roy property encountered four large magnetic low anomalies that are situated along a regional, east-west trending magnetic linear that is interpreted to be a district-scale controlling structure. The size of the Roy alteration system is similar in scale and alteration type to the historic Tonopah District which produced over 3 million gold equivalent ounces from underground operations. Previous drilling was never conducted on the magnetic low targets.

The Hills property ground magnetics encountered a district-scale, east-west trending magnetic gradient with most surface alteration found within the magnetic low. The calcite veining present within the target areas is reminiscent to that seen in the prolific Comstock Lode at Virginia City and is indicative of the upper levels of an epithermal vein system. The structure surveyed on the Hills property is of district size and potential.

The Roy and Hills properties are located 45 miles northwest of Tonopah within the Roysten Hills and had been previously geochem sampled by Amera with several rock samples attaining ore grades for gold and silver. Host rocks on Roy consist of 23-16 ma volcanic rocks of dacite and andesite composition that have undergone argillic and sericitic alteration with local silicification and quartz veining. Alteration on the Hills Property is located within the magnetic low and consists of sericite-altered, rhyolite to latite tuffs and flows that have been cut by calcite veins and stockworks.

The  recently   completed  ground  magnetic  survey  was  conducted  by  Quantec
Geophysics and consisted of 200 meter-spaced lines with 10 meter-spaced sample points.

Amera is leveraging its extensive contact network, is actively exploring in Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

The Grosso Group - Amera enjoys a close association with The Grosso Group, giving the Company exposure to an extensive array of mineral opportunities and access to the Group's global financial network. The Grosso Group has enjoyed tremendous success in the exploration field, most notably with IMA Exploration Inc., and is comprised of a team of seasoned professionals led by Mr. Joseph Grosso. This affiliation enables Amera to fast track its property acquisition and exploration strategies.


ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 11

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